9 Raffles Place #42-02 Republic Plaza Singapore 048619 Tel: +65.6536.1161 Fax: +65.6536.1171 www.lw.com UEN No. T09LL1649F FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
March 31, 2025	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
Via EDGAR	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C.
U.S. Securities and Exchange Commission	Madrid

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Suying Li and Angela Lumley

Re:	WNS (Holdings) Limited

Form 20-F for Fiscal Year Ended March 31, 2024

Form 10-Q for Fiscal Quarter Ended December 31, 2024

File No. 001-32945

Dear Ms. Li and Ms. Lumley:

This letter responds to the letter dated March 14, 2025, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the above-referenced Form 20-F for Fiscal Year Ended March 31, 2024, filed with the SEC on May 10, 2024 (the “Form 20-F”) and Form 10-Q for Fiscal Quarter Ended December 31, 2024, filed with the SEC on February 6, 2025 (the “Form 10-Q”). The Staff’s comments are set forth below in bold, followed by the Company’s response to the comments.

Please note that the “Company” or “WNS” refers to WNS (Holdings) Limited, together with its consolidated subsidiaries.

All terms used but not defined herein have the meanings assigned to such terms in the Form 20-F and Form 10-Q.

Form 10-Q for Fiscal Quarter Ended December 31, 2024

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

March 31, 2025

1. Please expand your disclosure to provide a discussion of results of operations on the reportable segment basis. Please also explain the material changes in the reconciling items of the segment reconciliation in Note 20. In circumstances where there are more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

The Company acknowledges the Staff’s comment and undertakes to provide a discussion of results of operations on the reportable segment basis, explain the material changes in the reconciling items of the segment reconciliation and quantify the incremental impact of each individual business reason discussed on the overall change in its future periodic filings with the SEC.

An example of such disclosure for the three and nine months ended December 31, 2024 is set forth in the appendix to this letter.

Notes to Unaudited Consolidated Financial Statements

20. Segment Reporting, page F-60

2. You state that you use revenue less repair payments as a primary measure to allocate resources and measure segment performance. We note you also disclose a “segment gross profit” measure in your reconciliation on page F-61. Please tell us if the segment gross profit is a measure of a segment’s profit or loss regularly provided and used by your CODM in assessing segment performance and deciding how to allocate resources. If your CODM uses both revenue less repair payments and segment gross profit as segment profit or loss measures, the reported measure shall be the one determined in accordance with the measurement principles most consistent with those used in the corresponding amounts in your consolidated financial statements. Please revise your disclosure to clarify the segment profit or loss measures required to be disclosed by ASC 280.

Response:

The Company respectfully submits that “revenue less repair payments” and “segment gross profit” are regularly provided to the CODM. However, the Company respectfully submits that “revenue less repair payments” is the primary measure used by the CODM to allocate resources and measure segment performance based on the following:

a.	The CODM monitors and uses revenue less repair payments as a key metric for his internal reviews of the performance of the strategic business units (“SBUs”).

b.	“Revenue less repair payments” is one of the key metrics communicated to investors through quarterly press releases.

March 31, 2025

c.	One of the CODM’s performance objectives as assigned by the compensation committee is based on reaching performance targets based on our “revenue less repair payments”.

The Company manages and reports financial information through its four “SBUs”, reflecting how management reviews financial information and makes operating decisions. The Company believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients in its Banking/Financial Services, and Insurance (“BFSI”) SBU.

As per ASU 280-10-50-27, “the amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing a public entity’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker.”

Further, as per ASU 280-10-50-28, “If the chief operating decision maker uses only one measure of a segment’s profit or loss and only one measure of a segment’s assets in assessing segment performance and deciding how to allocate resources, segment profit or loss and assets shall be reported at those measures. If the chief operating decision maker uses more than one measure of a segment’s profit or loss and more than one measure of a segment’s assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the public entity’s consolidated financial statements.”

As explained above and disclosed in our filings, the CODM uses “revenue less repair payments” as a primary measure to allocate resources and measure segment performance. Further, both “revenue less repair payments” and “segment gross profit” are explained in our segment disclosure through reconciliation and superscript notes for readers to reconcile/derive the GAAP numbers reflected in the consolidated statement of income.

Further, the Company respectfully submits that it is in the process of implementing the disclosure updates in accordance with ASU No. 2023-07, Segment Reporting (“Accounting Standards Codification (“ASC”) Topic 280”): Improvements to Reportable Segment Disclosures. The indicative format for the disclosure of measures of segment profit or loss is presented below. The Company expects that these disclosure updates will be incorporated into its periodic reports beginning with its annual report on Form 10-K for the year ending March 31, 2025:

March 31, 2025

	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$—	$—	$—	$—	$—	$—
Payments to repair centers	—	—	—	—	—	—
Cost of revenue (1) (2)	—	—	—	—	—	—

Segment gross profit	—	—	—	—	—	—
Other costs						—
Other income, net						—
Interest expense						—
Amortization of intangible assets						—
Share-based compensation expense						—
Income- tax expense						—

Net income						$—

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.

*  *  * *

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (65) 6437-5464.

Sincerely,

/s/ Sharon Lau
Sharon Lau

of LATHAM & WATKINS LLP

Cc:	Arijit Sen, Group Chief Financial Officer

March 31, 2025

Appendix

Results by Reportable Segment

The Company uses revenue less repair payments (non-GAAP) as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s BFSI SBU, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients.

The CODM does not evaluate certain operating expenses, finance expense, other income, net and income taxes by segment, therefore the Company does not allocate these expenses by segment.

Results for the nine months ended December 31, 2024 compared to the nine months ended December 31, 2023

The segment results for the nine months ended Dec 31, 2024 are as follows:

(US dollars in millions)	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$288.0	$233.0	$103.1	$376.1	$(21.5)	$978.7
Payments to repair centers	—	—	—	36.5	—	36.5

Revenue less repair payments (non-GAAP)	288.0	233.0	103.1	339.7	(21.5)	942.2
Adjusted cost of revenue (1) (2)	170.3	128.4	70.3	214.3	11.3	594.6

Segment gross profit	117.8	104.6	32.8	125.4	(32.9)	347.7

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.

March 31, 2025

The segment results for the nine months ended December 31, 2023 are as follows:

(US dollars in millions)	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$304.8	$238.2	$125.7	$340.4	$(22.6)	$986.6
Payments to repair centers	—	—	—	28.2	—	28.2

Revenue less repair payments (non-GAAP)	304.8	$238.2	$125.7	312.2	(22.6)	958.4
Adjusted cost of revenue (1) (2)	178.1	139.3	86.8	191.6	(7.0)	602.8

Segment gross profit	126.7	99.0	38.9	120.6	(29.6)	355.6

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.

TSLU

Segment Revenue

Nine months ended December 31, 2024 compared to nine months ended December 31, 2023

Revenue and revenue less repair payments (non-GAAP) in the TSLU segment decreased by 5.5% to $288.0 million in the nine months ended December 31, 2024 from $304.8 million in the nine months ended December 31, 2023. This decrease was primarily attributable to the decrease in revenues from our existing clients by $23.9 million due to lower volumes in the online travel segment and a depreciation of the Euro by an average of 0.3% against the US dollar in the nine months ended December 31, 2024, as compared to the average exchange rates in the nine months ended December 31 2023. The decrease was partially offset by revenue from new clients of $7.2 million, an appreciation of the pound sterling, the South African rand and the Australian dollar by an average of 2.3%, 2.8% and 0.3% respectively, in each case against the US dollar for the nine months ended December 31, 2024, as compared to the respective average exchange rates in the nine months ended December 31, 2023.

March 31, 2025

Segment Gross Profit

Nine months ended December 31, 2024 compared to nine months ended December 31, 2023

Segment gross profit in the TSLU segment decreased by 7.1% to $117.8 million in the nine months ended December 31, 2024 from $126.7 million in the nine months ended December 31, 2023. The decrease was primarily attributable to lower segment revenue and higher cost of revenue primarily higher employee cost on account of wage inflation and higher facilities running costs due to capacity expansion and an increase infacilities utilization (as the number of employees working in the office increased), higher depreciation cost due to higher fixed assets and higher travel costs.

MRHP

Segment Revenue

Nine months ended December 31, 2024 compared to nine months ended December 31, 2023

Revenue and revenue less repair payments (non-GAAP) in the MRHP segment decreased by 2.2% to $233.0 million in the nine months ended December 31, 2024 from $238.2 million in the nine months ended December 31, 2023. This decrease was primarily attributable to the decrease in revenues from existing clients by $12.2 million and a depreciation of the Euro by an average of 0.3% against the US dollar in the nine months ended December 31, 2024, as compared to the average exchange rates in the nine months ended December 31 2023. The decrease was partially offset by revenue from new clients of $6.9 million, an appreciation of the pound sterling and the Australian dollar by an average of 2.3% and 0.3% respectively, in each case against the US dollar in the nine months ended December 31, 2024, as compared to the respective average exchange rates for the nine months ended December 31, 2023.

Segment Gross Profit

Nine months ended December 31, 2024 compared to nine months ended December 31, 2023

Segment gross profit in the MRHP segment increased by 5.7% to $104.6 million in the nine months ended December 31, 2024 from $99.0 million in the nine months ended December 31, 2023. The increase was primarily attributable to higher segment revenue, partially offset by higher cost of revenue primarily higher employee cost on account of higher headcount and wage inflation, higher facilities running costs due to capacity expansion and an increase infacilities utilization (as the number of employees working in the office increased) and higher depreciation cost due to higher fixed assets

March 31, 2025

HCLS

Segment Revenue

Nine months ended December 31, 2024 compared to nine months ended December 31, 2023

Revenue and revenue less repair payments (non-GAAP) in the HCLS segment decreased by 18.0% to $103.1 million in the nine months ended December 31, 2024 from $125.7 million in the nine months ended December 31,2023. This decrease was primarily attributable to the ramp-down of a large healthcare process for a client and a depreciation of the Euro by an average of 0.3% against the US dollar in nine months ended December 31, 2024, as average exchange rates for the nine months ended December 31, 2023. The decrease was partially offset by an appreciation of the pound sterling and the Australian dollar by an average of 2.3% and 0.3%, respectively, in each case against the US dollar in the nine months ended December 31, 2024, as compared to the respective average exchange rates in the nine months ended December 31, 2023.

Segment Gross Profit

Nine months ended December 31, 2024 compared to nine months ended December 31, 2023

Segment gross profit in the HCLS segment decreased by 16.0% to $32.8 million in the nine months ended December 31, 2024 from $38.9 million in the nine months ended December 31, 2023. The decrease was primarily attributable to lower segment revenue, wage inflation and higher depreciation cost due to higher fixed assets. The decrease was partially offset by lower cost of revenue primarily lower employee cost on account of lower headcount

BFSI

Segment Revenue

Nine months ended December 31, 2024 compared to nine months ended December 31, 2023

Revenue in the BFSI segment increased by 10.5% to $376.1 million in nine months ended December 31, 2024 from $340.4 million in the nine months ended December 31, 2023. This increase was primarily attributable to the increase in revenues from existing clients by $24.3 million and revenue from new clients of $11.4 million and an appreciation of the pound sterling and the Australian dollar by an average of 2.3% and 0.3%, respectively, in each case against the US dollar in the nine months ended December 31, 2024, as compared to the respective average exchange rates in the nine months ended December 31, 2023. The increase was partially offset by a depreciation of Euro by an average of 0.3% against the US dollar in the nine months ended December 31, 2024, as compared to the average exchange rate in the nine months ended December 31, 2023.

Revenue less repair payments (non-GAAP) in the BFSI segment increased by 8.8% to $339.7 million in the nine months ended December 31, 2024 from $312.2 million in the nine months ended December 31, 2023. This increase was primarily attributable to the increase in revenues for existing clients by $16.1 million and revenue from new clients of $11.4 million and an appreciation of the pound sterling and the Australian dollar by an average of 2.3% and 0.3%, respectively, in each case against the US dollar in the nine months ended December 31, 2024, as compared to the respective average exchange rates in the nine months ended December 31, 2023. The increase was partially offset by a depreciation of Euro by an average of 0.3% against the US dollar in the nine months ended December 31, 2024, as compared to the average exchange rate in the nine months ended December 31, 2023.

March 31, 2025

Segment Gross Profit

Nine months ended December 31, 2024 compared to nine months ended December 31, 2023

Segment gross profit in the BFSI segment increased by 4.0% to $125.4 million in the nine months ended December 31, 2024 from $120.6 million in the nine months ended December 31, 2023. The increase was primarily attributable to higher segment revenue, partially offset by higher cost of revenue primarily higher employee cost on account of higher headcount and wage inflation, higher facilities running costs due to capacity expansion and an increase infacilities utilization (as the number of employees working in the office increased) and higher depreciation cost due to higher fixed assets

Reconciling Item

Revenue

Nine months ended December 31, 2024 compared to nine months ended December 31, 2023

The revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations. The revenue from reconciling item decreased by 4.6% to ($21.5) million in the nine months ended December 31, 2024 from ($22.6) million in the nine months ended December 31, 2023. The reduction was primarily on account of a lower hedging loss on our revenue by $1.8 million (loss of $2.4 million in the nine months ended December 31, 2024 as compared to a loss of $4.2 million in the nine months ended December 31, 2023) and a reduction in our inter-segment revenues

Gross Profit

Nine months ended December 31, 2024 compared to nine months ended December 31, 2023

The gross profit under reconciling items includes inter and intra segment eliminations and unallocated expenses. The gross profit from reconciling item increased by 11.3% to ($32.9) million in the nine months ended December 31, 2024 from ($29.6) million in the nine months ended December 31, 2023. The increase was primarily on account of higher unallocated expenses on account of addition of facilities during the year (as the number of employees working in the office increased). This was partially offset by lower hedging losses as explained above.

Results for the three months ended December 31, 2024 compared to the three months ended December 31, 2023

March 31, 2025

The segment results for the three months ended Dec 31, 2024 are as follows:

(US dollars in millions)	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$96.9	$77.3	$31.9	$133.6	$(6.7)	$333.0
Payments to repair centers	—	—	—	13.9	—	13.9

Revenue less repair payments (non-GAAP)	96.9	77.3	31.9	119.7	(6.7)	319.1
Adjusted cost of revenue (1) (2)	56.3	42.9	22.1	76.9	3.5	201.7

Segment gross profit	40.6	34.4	9.8	42.8	(10.2)	117.4

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.

The segment results for the three months ended December 31, 2023 are as follows:

(US dollars in millions)	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$99.9	$76.3	$41.4	$115.9	$(7.3)	$326.2
Payments to repair centers	—	—	—	10.3	—	10.3

Revenue less repair payments (non-GAAP)	99.9	76.3	41.4	105.7	(7.3)	315.9
Adjusted cost of revenue (1) (2)	59.0	43.2	28.7	63.8	4.4	199.1

Segment gross profit	40.9	33.1	12.7	41.9	(11.7)	116.8

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.

March 31, 2025

TSLU

Segment Revenue

Three months ended December 31, 2024 compared to three months ended December 31, 2023

Revenue and revenue less repair payments (non-GAAP) in the TSLU segment decreased by 3.0% to $96.9 million in the three months ended December 31, 2024 from $99.9 million in the three months ended December 31, 2023. This decrease was primarily attributable to the decrease in revenues from our existing clients by $8.8 million due to lower volumes in the online travel segment and a depreciation of the Euro by an average of 0.9% against the US dollar in the three months ended December 31, 2024, as compared to the average exchange rates in the three months ended December 31 2023. The decrease was partially offset by revenue from new clients of $5.8 million, an appreciation of the pound sterling, the South African rand and the Australian dollar by an average of 3.3%, 4.5% and 0.3% respectively, in each case against the US dollar in the three months ended December 31, 2024, as compared to the respective average exchange rates in the three months ended December 31, 2023.

Segment Gross Profit

Three months ended December 31, 2024 compared to three months ended December 31, 2023

Segment gross profit in the TSLU segment decreased by 0.7% to $40.6 million in the three months ended December 31, 2024 from $40.9 million in the three months ended December 31, 2023. The decrease was primarily attributable to lower segment revenue and higher cost of revenue, primarily higher employee costs on account of wage inflation and higher facilities running costs due to capacity expansion and an increase infacilities utilization (as the number of employees working in the office increased), higher depreciation cost due to higher fixed assets and higher travel costs.

March 31, 2025

MRHP

Segment Revenue

Three months ended December 31, 2024 compared to three months ended December 31, 2023

Revenue and revenue less repair payments (non-GAAP) in the MRHP segment increased by 1.3% to $77.3 million in the three months ended December 31, 2024 from $76.3 million in the three months ended December 31, 2023. This increase was primarily attributable to the increase in revenues from new clients by $3.5 million and an appreciation of the pound sterling and the Australian dollar by an average of 3.3% and 0.3% respectively, in each case against the US dollar in for the three months ended December 31, 2024, as compared to the respective average exchange rates for the three months ended December 31, 2023. The increase was partially offset by a decrease in revenue from existing clients of $2.5 million, a depreciation of the Euro by an average of 0.9% against the US dollar in the three months ended December 31, 2024, as compared to the average exchange rates in the three months ended December 31 2023

Segment Gross Profit

Three months ended December 31, 2024 compared to three months ended December 31, 2023

Segment gross profit in the MRHP segment increased by 4.0% to $34.4 million in the three months ended December 31, 2024 from $33.1 million in the three months ended December 31, 2023. The increase was primarily attributable to higher segment revenue, partially offset by higher cost of revenue primarily higher employee cost on account of higher headcount and wage inflation, higher facilities running costs due to capacity expansion and an increase infacilities utilization (as the number of employees working in the office increased) and higher depreciation cost due to higher fixed assets

HCLS

Segment Revenue

Three months ended December 31, 2024 compared to three months ended December 31, 2023

Revenue and revenue less repair payments (non-GAAP) in the HCLS segment decreased by 23.1% to $31.9 million in the three months ended December 31, 2024 from $41.4 million in the three months ended December 31,2023. This decrease was primarily attributable to the ramp-down of a large healthcare process for a client and a depreciation of the Euro by an average of 0.9% against the US dollar in three months ended December 31, 2024, as average exchange rates for the three months ended December 31, 2023. The decrease was partially offset by an appreciation of the pound sterling and the Australian dollar by an average of 3.3% and 0.3%, respectively, in each case against the US dollar in the three months ended December 31, 2024, as compared to the respective average exchange rates in the three months ended December 31, 2023.

March 31, 2025

Segment Gross Profit

Three months ended December 31, 2024 compared to three months ended December 31, 2023

Segment gross profit in the HCLS segment decreased by 22.7% to $9.8 million in the three months ended December 31, 2024 from $12.7 million in the three months ended December 31, 2023. The decrease was primarily attributable to lower segment revenue, wage inflation and higher depreciation cost due to higher fixed assets. The decrease was partially offset by lower cost of revenue primarily lower employee cost on account of lower headcount

BFSI

Segment Revenue

Three months ended December 31, 2024 compared to three months ended December 31, 2023

Revenue in the BFSI segment increased by 15.2% to $133.6 million in the three months ended December 31, 2024 from $115.9 million in the three months ended December 31, 2023. This increase was primarily attributable to the increase in revenues from existing clients by $8.1 million and revenue from new clients of $9.6 million and an appreciation of the pound sterling and the Australian dollar by an average of 3.3% and 0.3%, respectively, in each case against the US dollar in the three months ended December 31, 2024, as compared to the respective average exchange rates in the three months ended December 31, 2023. The increase was partially offset by a depreciation of Euro by an average of 0.9% against the US dollar in the three months ended December 31, 2024, as compared to the average exchange rate in the three months ended December 31, 2023.

Revenue less repair payments (non-GAAP) in the BFSI segment increased by 13.3% to $119.7 million in the three months ended December 31, 2024 from $105.7 million in the three months ended December 31, 2023. This increase was primarily attributable to the increase in revenues for existing clients by $4.4 million and revenue from new clients of $9.6 million and an appreciation of the pound sterling and the Australian dollar by an average of 3.3% and 0.3%, respectively, in each case against the US dollar in the three months ended December 31, 2024, as compared to the respective average exchange rates in the three months ended December 31, 2023. The increase was partially offset by a depreciation of Euro by an average of 0.9% against the US dollar in the three months ended December 31, 2024, as compared to the average exchange rate in the three months ended December 31, 2023.

Segment Gross Profit

Three months ended December 31, 2024 compared to three months ended December 31, 2023

Segment gross profit in the BFSI segment increased by 2.3% to $42.8 million in the three months ended December 31, 2024 from $41.9 million in the three months ended December 31, 2023. The increase was primarily attributable to higher segment revenue, partially offset by higher cost of revenue primarily higher employee cost on account of higher headcount and wage inflation, higher facilities running costs due to capacity expansion and an increase in facilities utilization (as the number of employees working in the office increased) and higher depreciation cost due to higher fixed assets

March 31, 2025

Reconciling Item

Revenue

Three months ended December 31, 2024 compared to three months ended December 31, 2023

The revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations. The revenue from reconciling item decreased by 8.1% to ($6.7) million in the three months ended December 31, 2024 from ($7.3) million in the three months ended December 31, 2023. The reduction was primarily on account of a lower hedging loss on our revenue by $0.9 million (loss of $0.2 million in the three months ended December 31, 2024 as compared to a loss of $1.1 million in the three months ended December 31, 2023). This reduction was partially offset by an increase in our inter-segment revenues

Gross Profit

Three months ended December 31, 2024 compared to three months ended December 31, 2023

The gross profit under reconciling items includes inter and intra segment eliminations and unallocated expenses. The gross profit from reconciling item decreased by 12.8% to ($10.2) million in the three months ended December 31, 2024 from ($11.7) million in the three months ended December 31, 2023. The reduction was primarily on account of a lower hedging loss on our revenue as explained above and lower unallocated expenses on account of better utilization of our facilities (as the number of employees working in the office increased).